Contacts:
Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror Announces Results for Third Quarter of Fiscal 2004

GAAP earnings of $1.9 million or $0.17 per share

Revenue increase of 13% over previous quarter

TORONTO, CANADA - (November 25, 2003) - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced its financial results for the third quarter of fiscal 2004.

Revenue for the quarter ended October 31, 2003 ("Q3 fiscal 2004") was $16.1 million, as compared to $15.7 million for the quarter ended October 31, 2002 ("Q3 fiscal 2003"), an increase of 2.1%. Reported in US currency, revenue for Q3 fiscal 2004 was $11.8 million compared to $10.0 million for Q3 fiscal 2003, an increase of 18.2%. The GAAP net income for Q3 fiscal 2004 was $1.9 million or $0.17 per share compared to a net loss of $4.3 million or ($0.38) per share for Q3 fiscal 2003. Cash flow from operations for Q3 fiscal 2004 was $1.1 million or $0.10 per share compared to $2.1 million or $0.18 per share in Q3 fiscal 2003. Cash, cash equivalents and short-term investments stood at $39.2 million or $3.47 per common share outstanding at the end of the quarter.

The overall gross margin for Q3 fiscal 2004 increased to 81.2% from 79.0% for Q3 fiscal 2003. Gross margin on maintenance and services was 61.1% in Q3 fiscal 2004, as compared to 55.9% in Q3 fiscal 2003. Operating expenses for Q3 fiscal 2004 were $10.5 million compared to $11.3 million for Q3 fiscal 2003, a decrease of 6.9%. Total costs, including costs of revenue, were $13.5 million for Q3 fiscal 2004, down significantly from $14.6 million in Q3 fiscal 2003 and up from $12.7 million in the previous quarter. Total headcount was 284 at October 31, 2003 as compared to 292 at October 31, 2002 and up from 275 at the end of the previous quarter.

Revenue for the nine months ended October 31, 2003 was $43.6 million, as compared to $44.7 million for the nine months ended October 31, 2002, a decrease of 2.4%. Reported in US currency, revenue for the nine months ended October 31, 2003 was $31.2 million, as compared to $28.5 million for the nine months ended October 31, 2002, an increase of 9.4%. The GAAP net income for the nine months ended October 31, 2003 was $4.2 million or $0.36 per basic and fully diluted share, as compared to a net loss of $5.4 million or ($0.47) per share for the nine months ended October 31, 2002.

"We are very pleased with our results for the quarter" said Peter Cauley, DataMirror CFO. "Overall revenue grew by almost 13% over the second quarter and licence revenue was particularly strong, growing by almost 31% on the same basis. Profitability continues to be strong, in fact over the last twelve months we have generated operating income of over $9.5 million and GAAP profits of $0.65 per share."

During the third quarter the Company added 27 new customers to its global account base, who accounted for 52% of the quarter's licence revenue. Key customer wins included: Banco Salvadoreno, British Bakeries Ltd., Cooper-Standard Automotive Group, Honeywell CPG, State Street Bank & Trust Co., Sunbeam Products, Inc. and Wincasa Immobilien Dienstleistungen AG. In addition, the company closed a large mainframe integration and audit transaction with a leading supplier of technology and services to the financial services industry. Existing customers such as British Car Auctions, Countrywide Home Loans, Inc., FedEx Ground Package Systems Inc., Fortis Bank, Harley-Davidson Inc., JM Family Enterprises, Magellan Health Services, NAPA Genuine Parts Company and Pall Europe Ltd. also made significant additional purchases of our software.

"The need for our Live On Demand business solutions has never been higher" commented DataMirror CEO, Nigel Stokes. "License revenue in the third quarter grew dramatically fuelled by increased demand for our mainframe data integration and live audit solutions. Resources were added to the sales and executive teams and investments in marketing were increased to service the step up in demand for our solutions." Mr. Stokes also commented, "DataMirror increased our investment in Idion by approximately 4% this quarter and now owns approximately 43% of Idion. We also launched new webpages outlining our strategy for the Idion investment and encourage interested parties to review the new pages at http://www.datamirror.com."

Business Outlook:

In the fourth quarter of fiscal 2004, DataMirror expects to earn GAAP net income in the range of $0.17 to $0.22 per share.

DataMirror will hold a webcast and conference call to present the results for the third quarter at 5:00 p.m. EST today, November 25, 2003. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-479-9001 at approximately 4:55 p.m. EST on November 25th using reservation number 182950. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex and clicking on the meeting "DataMirror Announces Third Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror. A replay of the conference call will be available until December 1, 2003 by dialing 1-888-203-1112 using reservation number 182950 or visiting http://www.datamirror.com/investors/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,750 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

Copyright © 2003 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness, iReflect, Transformation Server and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	October 31,	January 31,
	2003	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$6,463	$13,025
Short-term investments	32,720	25,802
Accounts receivable	10,335	12,455
Prepaid expenses	1,507	1,618
Future income taxes	2,230	2,578
	53,255	55,478
Capital assets	3,704	3,931
Investment tax credits recoverable	1,216	1,664
Investments	11,853	9,768
Intangibles	5,082	7,388
Goodwill	3,118	3,118
	$78,228	$81,347
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,036	$5,120
Deferred revenue	15,735	18,137
Income taxes payable	942	993
Current portion of capital lease obligations	42	89
	20,755	24,339
Future income taxes	660	1,505
Capital lease obligations	0	33
	21,415	25,877
Shareholders' Equity
Share capital
Common shares (October 31, 2003 - 11,276,473
January 31, 2003 - 11,461,142)	63,846	64,637
Deficit	(6,535)	(8,669)
Cumulative translation adjustment	(498)	(498)
	56,813	55,470
	$78,228	$81,347

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2003	2002	2003	2002
Revenue
Licence	$8,474	$8,382	$20,424	$23,285
Maintenance	6,258	5,811	19,094	17,037
Services	1,345	1,552	4,119	4,378
	16,077	15,745	43,637	44,700
Cost of revenue
Licence	59	53	166	180
Maintenance and services	2,960	3,246	8,348	9,543
	3,019	3,299	8,514	9,723
Gross margin	13,058	12,446	35,123	34,977
Operating expenses
Selling and marketing	5,412	5,318	14,835	15,981
Research and development	2,372	2,907	7,268	8,345
General and administration	1,953	2,369	5,796	6,870
Amortization of intangibles	768	685	2,304	2,055
	10,505	11,279	30,203	33,251
Operating income	2,553	1,167	4,920	1,726
Investment income	243	167	846	410
Other income	0	0	279	0
Impairment of investment in PointBase, Inc.	0	(4,595)	0	(4,595)
Equity loss from investment in PointBase, Inc.	0	(571)	0	(2,081)
Income (loss) before income taxes	2,796	(3,832)	6,045	(4,540)
Income tax expense	925	438	1,893	863
Net income (loss)	$1,871	($4,270)	$4,152	($5,403)
Earnings (loss) per share
Basic	$0.17	($0.38)	$0.36	($0.47)
Fully diluted	$0.16	($0.38)	$0.36	($0.47)
Weighted average number of
shares outstanding (000's)
Basic	11,319	11,369	11,393	11,403
Fully diluted	11,560	11,369	11,609	11,403

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2003	2002	2003	2002
Cash provided by (used in)
Operating activities
Net income (loss)	$1,871	($4,270)	$4,152	($5,403)
Add (deduct) items not affecting cash:
Amortization of capital assets	345	537	1,025	1,444
Amortization of intangibles	768	685	2,304	2,055
Other income	0	0	(279)	0
Losses from investment in PointBase, Inc.	0	5,166	0	6,676
Future income taxes	(145)	(13)	(497)	(65)
Investment tax credits	7	114	448	227
Non-cash operating expense	0	90	32	166
Non-cash interest expense	0	13	0	73
Non-cash foreign exchange loss	0	3	0	48
	2,846	2,325	7,185	5,221
Changes in non-cash working capital balances	(1,711)	(263)	(1,307)	4,208
	1,135	2,062	5,878	9,429
Investing activities
Capital asset additions	(276)	(700)	(798)	(1,589)
Purchase of short-term investments	(32,720)	(25,802)	(32,720)	(25,802)
Sale of short-term investments	0	0	25,802	27,422
Investment in Idion	(2,036)	(292)	(2,085)	(8,909)
Acquisition of technology	0	0	(30)	0
Other income	0	0	279	0
	(35,032)	(26,794)	(9,552)	(8,878)
Financing activities
Capital lease payments	(16)	(16)	(80)	(86)
Repayment of long-term liabilities	0	(1,586)	0	(1,586)
Issuance of share capital	556	94	936	(367)
Repurchase of share capital	(1,525)	(332)	(3,744)	(1,435)
	(985)	(1,840)	(2,888)	(2,740)
Increase (decrease) in
cash and cash equivalents	(34,882)	(26,572)	(6,562)	(2,189)
Cash and cash equivalents
Beginning of period	41,345	33,456	13,025	9,073
End of period	$6,463	$6,884	$6,463	$6,884